1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 23, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

23 July 2009

Dear Shareholder,

Election of Language and Means of Receipt of Corporate Communication

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and/or the articles of association of Yanzhou Coal Mining Company Limited (the “Company”), the Company will make available the following options for you to elect for receipt of future corporate communication of the Company (“Corporate Communication”), which means any document(s) issued or to be issued by the Company for the information or action of any holders of its securities, including but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, in the following manners:

(1)	to read and/or download future Corporate Communication published on the Company’s website at www.yanzhoucoal.com.cn (“Website Version”) in place of receiving printed copies, and receive a notification letter of the publication of the Corporate Communication on the Company’s website; or

(2)	to receive the printed English version of all future Corporate Communication only; or

(3)	to receive the printed Chinese version of all future Corporate Communication only; or

(4)	to receive both the printed English and Chinese versions of all future Corporate Communication.

In support of environmental protection and for the purpose of saving printing and mailing costs, the Company recommends you to select the Website Version. To make your election, please mark (X) in the appropriate box on the enclosed Reply Form and sign and return it by post using the mailing label at the bottom of the Reply Form (no stamp is required to be paid if posted in Hong Kong) or hand delivery to the Company c/o its H Share Registrar (the “H Share Registrar”), Hong Kong Registrars Limited. The address of Hong Kong Registrars Limited is Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

If the Company does not receive the enclosed reply form or receive a response in writing indicating the objection from you within 28 calendar days beginning from the date of this letter, i.e. by 19 August 2009 and until you inform the Company c/o the H Share Registrar by reasonable notice in writing according to the relevant laws and regulations, you are deemed to have consented to receive the Website Version, and only a notification letter of the publication of the Corporate Communication on the Company’s website will be sent to you.

You have the right at any time by reasonable notice in writing or using email at YanzhouCoal.ecom@computershare.com.hk to the Company c/o the H Share Registrar to change the choice of language and means of receipt of the Corporate Communication. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communication using electronic means but for any reason have difficulty in receiving or gaining access to the Corporate Communication, the Company will promptly upon your request send the Corporate Communication to you in printed form free of charge.

Please note that (a) printed copies of the English and Chinese versions of all future Corporate Communication will be available from the Company or the H Share Registrar on request; and (b) the same will also be available on the Company’s website at www.yanzhoucoal.com.cn and the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

Should you have any queries, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays within 28 calendar days beginning from the date of this letter.

Yours faithfully,
By order of the Board

* Please specify your name and address clearly in ENGLISH BLOCK LETTER below if you download this form from the web.

*

Name of shareholder(s)

Address

Reply Form

To: Yanzhou Coal Mining Company Limited (“Company”) (Stock Code: 01171) 01171 c/o Hong Kong Registrars Limited Rooms 1806-1807, 18th Floor,

183

Hopewell Centre, 183 Queen’s Road East, 18 1806-1807

Wanchai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

(Please mark ONLY ONE X of the following boxes) ( X )

Read and/or download the Website Version of all future Corporate Communications published on the Company’s website in place of receiving printed copies; and receive a notification letter of the publication of Corporate Communication on website; OR to receive the printed English version of all future Corporate Communications ONLY; OR to receive the printed Chinese version of all future Corporate Communications ONLY; OR to receive both printed English and Chinese versions of all future Corporate Communications.

Contact telephone number

Signature Date

Notes

1. Please complete all your details clearly.

2. If the Company does not receive this Reply Form or receive a response indicating the objection from you by 19 August 2009, you are deemed to have consented to website communication only, all future Corporate Communications will be sent out in the manner specified in the Company’s letter dated 23 July 2009 and we will send you a notification letter of the publication of the Corporate Communication on website.

2009 8 19 2009 7

23

3. By selection to read the Website Version of the Corporate Communications published on the Company’s website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.

4. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this

Reply Form in order to be valid.

5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing or using email at YanzhouCoal.ecom@computershare.com.hk to the Company c/o the Company’s H Share Registrar, Hong Kong Registrars Limited, Rooms 1806-1807, 18th

Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

YanzhouCoal.ecom@computershare.com.hk

H 183 18 1806-1807 ?

6. Shareholders are entitled to change the choice of means of receipt and language of the Company’s Corporate Communication at any time by reasonable notice in writing or using email at YanzhouCoal.ecom@computershare.com.hk to the Company c/o the Company’s H Share Registrar.

YanzhouCoal.ecom@computershare.com.hk H

7. For the avoidance of doubt, we do not accept any special instructions written on this Reply Form.

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

(a)(b)(c) (d) (e)(f)

01171-1

MAILING LABEL

Hong Kong Registrars Limited

Please cut the mailing label and stick this on the envelope Freepost No. 37 to return this Reply Form to us.

Hong Kong

No postage stamp necessary if posted in Hong Kong.

Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310